

August 17, 2011

<u>Via E-mail</u>
Mr. Thomas Barr
Chief Executive Officer
Bio-AMD, Inc.
3rd Floor, 14 South Molton Street
London, UK W1K 5QP

> **Re:** **Bio-AMD, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **File No. 000-52601**

Dear Mr. Barr:

We have reviewed your response dated August 12, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements for the Year Ended December 31, 2010

General

1.   If you determine, based on our comments below, that the financial statements within this Form 10-K and your subsequent Forms 10-Q do not comply with GAAP, please amend your filings to provide financial statements and related disclosures that comply with GAAP. In doing so, please reconsider your conclusions as to whether disclosure controls and procedures and internal control over financial reporting were effective at each period end. Additionally, please consider whether you meet the requirements to file an Item 4.02 Form 8-K. In your response to these comments, please tell us whether you intend to file an Item 4.02 Form 8-K and amendments to your Form 10-K and Forms 10-Q, and if so, tell us the expected timing for these actions.

Consolidated Statements of Operations, page F-4

2.   We note your response to comment one in our letter dated August 3, 2011 and have the
        following comments:

        •   Your response indicates that the line item seen on the face of your statements of
            operations that is labeled "Subsidiary preferred dividend attributable to the
            noncontrolling interest" represents preferred stock dividends paid to you by a
            subsidiary whose preferred stock is wholly owned by you. Based on your response, it
            is unclear why you disclose these subsidiary preferred dividends are attributable to a
            non-controlling interest. Please refer to the definition of "noncontrolling interest" in
            the Master Glossary of the FASB Codification, and explain to us how your use of the
            term "noncontrolling interest" is appropriate in the context of your subsidiary's
            preferred stock dividends. If you have not used this term as defined in GAAP, please
            revise your filings to comply with GAAP terminology.

        •   Your response indicates that you believe that the preferred dividend paid to you by
            your subsidiary should be treated as income to your common shareholders, reducing
            the net loss attributable to your common shareholders. Since the impact of the
            subsidiary preferred dividend is wholly eliminated in consolidation, it is unclear to us
            why it should be considered when calculating the net loss per share for your
            shareholders. Please cite the specific paragraphs of ASC 260 or other applicable
            GAAP guidance that support your treatment of this subsidiary preferred dividend
            when calculating net loss per share for your shareholders. If you determine that this
            presentation is not supported by GAAP guidance, please revise your filings to present
            net loss per share in accordance with GAAP.

        •   Please explain to us in detail why your consolidated statements of stockholders'
            equity reflect the subsidiary preferred dividend paid to you as an increase to your
            Additional Paid-In Capital account and a reduction of the amount of total equity
            attributable to the noncontrolling interest. This matter is particularly unclear since
            your response indicates that your subsidiary preferred stock is wholly owned by you
            and has been fully eliminated in consolidation.

        •   Please explain to us in detail what is represented by the line item that is labeled "Net
            loss attributable to the noncontrolling interest." Also explain to us how this amount is
            calculated each period.

Note 6 – Acquisitions, page F-16

3.   We note your response to comment three in our letter dated August 3, 2011. Your
        response indicates that your acquisition of a majority interest in Bio-AMD Holdings was
        accounted for as an acquisition of assets rather than a business. Your response also

indicates that Bio-AMD Holdings' only assets were patents, and you concluded that Bio-AMD Holdings' historical cost for these patents reflected their fair value at the date you acquired them. We have the following comments:

- Please explain to us in detail how your determination that the fair value of the acquired patents equaled Bio-AMD Holdings' historical cost for these patents rather than the amount of cash that you paid for your majority interest in Bio-AMD Holdings complies with ASC 805-50-30-2 and 30-3.

- Please provide us with your purchase price allocation for this transaction. Please note that the fair values assigned to your 63% interest in each individual acquired asset or liability should sum to the total purchase price paid of $1,335,000.

- If you determine that the accounting for your acquisition of a majority interest in Bio-AMD Holdings does not comply with GAAP, please revise your filings to account for this transaction in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief